April 8, 2013

Attn: Andrew D. Mew, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           ALCO Stores, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2012
Filed April 13, 2012
File No. 000-20269

Dear Mr. Mew:

We are in receipt of your letter dated April 1, 2013 in which you have reviewed and commented on our financial statements and related disclosures.  The Company acknowledges (1) that it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and, (3) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The following is our response to or further clarifications in relation to your inquiries.  For your convenience we have repeated your original comments.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 8. Financial Statements and Supplementary Data

1.
We note your response to comment 3 in our letter dated February 22, 2013 and are reissuing our comment. ASC 230-10-45-9 presents the requirements for net presentation of cash receipts and payments pertaining to debt. We believe that amounts outstanding under your revolving credit agreement represent debt, and therefore your cash receipts and payments associated with this facility are subject to the requirements of this paragraph. ASC 230-10-45-9 states that cash receipts and payments pertaining to debt qualify for net reporting provided that the original maturity is three months or less.  Please tell us whether you believe your borrowings represent debt as included within ASC 230-10-45-9. Additionally, it is our understanding that absent your creditor exercising the subjective acceleration clauses of the facility, borrowings under your revolving credit agreement are due at the expiration of the facility on July 20, 2016.  Please either confirm or advise us what the original contractual maturities are of borrowings under your revolving credit arrangement. Finally, please revise your presentation or explain to us how the original contractual maturities of borrowings under your revolving credit arrangement are three months or less and meet the criteria of ASC 230-10-45-9.

Response:

The Company believes that borrowings under the revolving credit agreement represent debt.  Additionally, the Company confirms that borrowings under the revolving credit agreement are contractually due at the expiration of the facility on July 20, 2016, unless certain cash dominion events (as defined in the revolving credit agreement) occur as part of the springing lock-box arrangement.

However, the Company still believes the net presentation of the activity under our revolving credit arrangement is appropriate in accordance with ASC 230-10-45-7 through ASC 230-10-45-9 based on our revolving credit agreement that includes a requirement to maintain a springing lock-box arrangement, as well as how we utilize the revolving credit agreement in our business.

Respectfully, we understand your thoughts, and to address your concerns we will revise the presentation in our future filings, as outlined in the table below:

	52 Weeks ended	52 Weeks ended
	January 29, 2012	January 29, 2012
	(As revised)	(As reported)
Cash flows from financing activities:
Borrowings under revolving loan credit agreement	$ 220,736	$ 6,781
Pay downs under revolving loan credit agreement	(213,955)	-
Refinancing costs on revolving loan and term loan fees	(525)	(525)
Pay downs under term loan	(1,414)	(1,414)
Principal payments under capital lease obligations	(802)	(802)
Net cash provided by financing activities	$ 4,040	$ 4,040

Additionally, in our annual report on Form 10-K for the fiscal year ended February 3, 2013, we will include a note to our financial statements that we have revised the prior presentation of activity under our revolving credit agreement to reflect that activity on a gross basis in the statement of cash flows.

Feel free to contact me directly at (785) 263-3350 x164 if you have any questions or require additional information.

Sincerely,

/s/ Wayne S. Peterson
Wayne S. Peterson
Senior Vice President and
Chief Financial Officer
ALCO Stores, Inc.